UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934

HANSON PLC
(Name of Issuer)

Ordinary Shares with par value of £0.10 each
(Title of Class of Securities)

GB0033516088
(CUSIP number)
____________________________
American Depositary Shares
(each representing 5 Ordinary Shares)
(Title of Class of Securities)

411349103
(CUSIP number)
___________________________

Dr. Ingo Schaffernak HeidelbergCement AG Berliner Strasse 6 69120 Heidelberg Germany 011-49-6221-481-366
(Name, address and telephone number of person authorized to receive notices and communications)

Copy to:

David Mercado, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, New York 10019
(212) 474-1000
________________________

May 1, 2007
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240-13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

1.	Names of Reporting Persons. Dr. Adolf Merckle I.R.S. Identification Nos. of above persons (entities only). Not applicable (natural person)
2.	Check the Appropriate Box If a Member of a Group (See Instructions): (a) [ ] (b) [x]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Germany
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power -
	8.	Shared Voting Power 213,814,700 (See Item 5)
	9.	Sole Dispositive Power -
	10.	Shared Dispositive Power 213,814,700 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 213,814,700
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 29.96%
14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. Ms. Ruth Merckle I.R.S. Identification Nos. of above persons (entities only). Not applicable (natural person)
2.	Check the Appropriate Box If a Member of a Group (See Instructions): (a) [ ] (b) [x]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Germany
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power -
	8.	Shared Voting Power 213,814,700 (See Item 5)
	9.	Sole Dispositive Power -
	10.	Shared Dispositive Power 213,814,700 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 213,814,700
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 29.96%
14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. Mr. Ludwig Merckle I.R.S. Identification Nos. of above persons (entities only). Not applicable (natural person)
2.	Check the Appropriate Box If a Member of a Group (See Instructions): (a) [ ] (b) [x]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Germany
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power -
	8.	Shared Voting Power 213,814,700 (See Item 5)
	9.	Sole Dispositive Power -
	10.	Shared Dispositive Power 213,814,700 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 213,814,700
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 29.96%
14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. Mr. Tobias Merckle I.R.S. Identification Nos. of above persons (entities only). Not applicable (natural person)
2.	Check the Appropriate Box If a Member of a Group (See Instructions): (a) [ ] (b) [x]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Germany
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power -
	8.	Shared Voting Power 213,814,700 (See Item 5)
	9.	Sole Dispositive Power -
	10.	Shared Dispositive Power 213,814,700 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 213,814,700
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 29.96%
14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. Dr. Philipp Merckle I.R.S. Identification Nos. of above persons (entities only). Not applicable (natural person)
2.	Check the Appropriate Box If a Member of a Group (See Instructions): (a) [ ] (b) [x]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Germany
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power -
	8.	Shared Voting Power 213,814,700 (See Item 5)
	9.	Sole Dispositive Power -
	10.	Shared Dispositive Power 213,814,700 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 213,814,700
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 29.96%
14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. Ms. Jutta Breu (nee Jutta Merckle) I.R.S. Identification Nos. of above persons (entities only). Not applicable (natural person)
2.	Check the Appropriate Box If a Member of a Group (See Instructions): (a) [ ] (b) [x]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Germany
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power -
	8.	Shared Voting Power 213,814,700 (See Item 5)
	9.	Sole Dispositive Power -
	10.	Shared Dispositive Power 213,814,700 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 213,814,700
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 29.96%
14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. Spohn Cement GmbH I.R.S. Identification Nos. of above persons (entities only). Not applicable (foreign entity)
2.	Check the Appropriate Box If a Member of a Group (See Instructions): (a) [ ] (b) [x]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Germany
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power -
	8.	Shared Voting Power 198,114,700 (See Item 5)
	9.	Sole Dispositive Power -
	10.	Shared Dispositive Power 198,114,700 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 198,114,700
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 27.76%
14.	Type of Reporting Person (See Instructions) HC

1.	Names of Reporting Persons. HeidelbergCement AG I.R.S. Identification Nos. of above persons (entities only). Not applicable (foreign entity)
2.	Check the Appropriate Box If a Member of a Group (See Instructions): (a) [ ] (b) [x]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Germany
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power -
	8.	Shared Voting Power 198,114,700 (See Item 5)
	9.	Sole Dispositive Power -
	10.	Shared Dispositive Power 198,114,700 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 198,114,700
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 27.76%
14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. Lehigh UK Limited I.R.S. Identification Nos. of above persons (entities only). Not applicable (foreign entity)
2.	Check the Appropriate Box If a Member of a Group (See Instructions): (a) [ ] (b) [x]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United Kingdom
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 700,926 (See Item 5)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 700,926 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 700,926
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 0.1%
14.	Type of Reporting Person (See Instructions) CO

ITEM 1.	SECURITY AND ISSUER

This Schedule 13D relates to the ordinary shares, par value £0.10 per share (the “Shares”), including those represented by American Depositary Shares (each of which represents five Shares) (the “ADSs”) of Hanson Plc, a corporation incorporated under the laws of England and Wales (“Hanson”). The ADSs are listed on the New York Stock Exchange (the “NYSE”).  The address of Hanson’s principal executive offices is 1, Grosvenor Place, London SW1X 7JH, England.

ITEM 2.	IDENTITY AND BACKGROUND

(a), (b), (c), (f)  This Schedule 13D is filed jointly by (i) Dr. Adolf Merckle, a citizen of the Federal Republic of Germany, (ii) Ms. Ruth Merckle, a citizen of the Federal Republic of Germany, (iii) Mr. Ludwig Merckle, a citizen of the Federal Republic of Germany, (iv) Mr. Tobias Merckle, a citizen of the Federal Republic of Germany, (v) Dr. Philipp Merckle, a citizen of the Federal Republic of Germany, (vi) Ms. Jutta Merckle, a citizen of the Federal Republic of Germany, (vii) Spohn Cement GmbH, a corporation incorporated under the laws of the Federal Republic of Germany (“Spohn”), (viii) HeidelbergCement AG, a corporation incorporated under the laws of the Federal Republic of Germany (“HeidelbergCement”) and (ix) Lehigh UK Limited, a company incorporated under the laws of England and Wales (“Lehigh UK”) (collectively, the “Reporting Persons”).

All the outstanding shares of Spohn are owned, directly or indirectly through investment vehicles, by Dr. Adolf Merckle, Ms. Ruth Merckle, Mr. Ludwig Merckle, Mr. Tobias Merckle, Dr. Philipp Merckle and Ms. Jutta Merckle (collectively, the “Merckle Family”).  Dr. Adolf Merckle and Ms. Ruth Merckle are husband and wife.  Mr. Ludwig Merckle, Mr. Tobias Merckle, Dr. Philipp Merckle and Ms. Jutta Merckle are the children of Dr. Adolf Merckle and Ms. Ruth Merckle.  Dr. Adolf Merckle, Mr. Ludwig Merckle and Mr. Tobias Merckle are members of the supervisory board of HeidelbergCement.  The name, citizenship, business addresses and principal occupation of each member of the Merckle Family are set forth in Annex A attached hereto.

Spohn is a holding company which holds approximately 62.86% of the outstanding shares of HeidelbergCement. The address of Spohn’s principal offices is Diekstraat 3, 25870 Norderfriedrichskoog, Germany. The name, citizenship, business addresses and principal occupation of the managing director of Spohn are set forth in Annex B attached hereto. In addition, other investment vehicles owned directly or indirectly by members of the Merckle Family own an additional 14.65% of the outstanding shares of HeidelbergCement.

HeidelbergCement is a corporation whose core products are cement, ready-mixed concrete, aggregates and related products. The address of HeidelbergCement’s principal offices is Berliner Strasse 6, 69120 Heidelberg, Germany. The name, citizenship, business addresses and principal occupation of each member of the management board and the supervisory board of HeidelbergCement are set forth in Annex C attached hereto.

Lehigh UK is a wholly-owned subsidiary of HeidelbergCement. The address of Lehigh UK’s principal offices is 3160 Solihull Parkway, B37 7YN Birmingham, UK. The name, citizenship, business addresses and principal occupation of each director and executive officer of Lehigh UK are set forth in Annex D attached hereto.

Pursuant to Rule 13D-1(k) under the Securities Exchange Act of 1934 (the “Exchange Act”), the Reporting Persons have agreed to file one statement with respect to their beneficial ownership of the Shares and the joint Schedule 13D of the Reporting Persons as amended from time to time is herein referred to as “this Schedule 13D.”

(d), (e)  During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons set forth in Annexes B, C or D has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, US federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

HeidelbergCement financed its purchases of Shares made on or before May 1, 2007, through borrowings of approximately €3.2 billion under its existing working capital facilities, approximately €3.0 billion of which has been refinanced with the proceeds of the Facilities Agreement (as defined below). The remainder was refinanced with HeidelbergCement working capital. Purchases of Shares made on or after May 15, 2007 by HeidelbergCement were financed through borrowings under the £8.75 billion and €3.4 billion multicurrency term and revolving Facilities Agreement among HeidelbergCement Finance B.V. and HeidelbergCement and Deutsche Bank AG and Royal Bank of Scotland Plc dated May 14, 2007 (the “Facilities Agreement”) (filed as an exhibit hereto).  A portion of the borrowings under the Facilities Agreement, up to £8.5 billion, will be on-lent or otherwise provided to Lehigh UK by HeidelbergCement Finance B.V. to satisfy amounts payable to Hanson’s shareholders in respect of the Acquisition.

The purchases of Shares made by the Merckle Family were financed through working capital and margin loans provided by Commerzbank AG, Deutsche Bank AG, Dresdner Bank AG and Baden-Wuerttembergische Bank, Unselbstaendige Anstalt der Landesbank Baden-Wuerttemberg.

ITEM 4.	PURPOSE OF TRANSACTION

(a), (b), (e), (f), (g)  On May 15, 2007, in a Rule 2.5 Announcement (filed as an exhibit hereto), the boards of HeidelbergCement and Hanson announced their agreement on the terms of a recommended acquisition of the entire issued and to be issued share capital of Hanson by HeidelbergCement through its wholly-owned subsidiary, Lehigh UK (the “Acquisition”). It is intended that the Acquisition will be implemented by way of a court sanctioned scheme of arrangement under section 425 of the Companies Act of 1985 of England and Wales, as amended (the “Scheme”). In consideration of the cancellation of their Shares, under the terms of the Scheme, holders of Shares will be entitled to receive 1100 pence per Hanson share in cash, and holders of ADSs will be entitled to receive 5500 pence per Hanson ADS in cash. The Scheme is subject to a Scheme Co-operation Agreement among Lehigh UK, Hanson and HeidelbergCement (filed as an exhibit hereto) which contains certain assurances in relation to the implementation of the Scheme and related matters.

To become effective, the Scheme requires, among other things, the approval of a majority in number, representing 75 per cent or more in value, of the holders of Shares present and voting in person or by proxy at a meeting of Hanson shareholders (“Court Meeting”) convened pursuant to an order of the High Court of Justice in England and Wales (the “Court”), together with the sanction of the Court and the passing of shareholder resolutions necessary to implement the Scheme and amend the articles of association of Hanson at an extraordinary general meeting of Hanson shareholders (the “Extraordinary General Meeting”).  The Shares held by the Reporting Persons or their affiliates or by Hanson (unless Hanson and Lehigh agree otherwise) are excluded from the vote for the approval of the Scheme. Upon such time as the Scheme becomes effective (the “Effective Date”), it will be binding on all Hanson shareholders, irrespective of whether or not they attended or voted at the Court Meeting or the Extraordinary General Meeting. HeidelbergCement and Lehigh UK have also reserved the right to effect the Acquisition by means of a tender offer (the “Offer”).

In connection with the Scheme, directors of Hanson, including M.W. Welton, A.J. Murray, W.F. Blount, C.J. Brady, G. Dransfield, W.S.H. Laidlaw, J.W. Leng, The Baroness Noakes and P.S. Binning, have irrevocably undertaken to Lehigh UK to vote their Shares, or to procure the vote as applicable, in favor of the Scheme at the Court Meeting and in favor of the resolutions required to effect the Scheme to be proposed at the Extraordinary General Meeting (the “Irrevocable Undertakings”) (filed as exhibits hereto). The Irrevocable Undertakings cover a total of 700,926 outstanding Shares.  In addition, Shares issuable upon the exercise of options to purchase Shares held by directors of Hanson are also subject to Irrevocable Undertakings and, if issued, would be treated in the same manner as outstanding Shares covered by the Irrevocable Undertakings.  The Irrevocable Undertakings also provide that, unless and until the Scheme is withdrawn or otherwise lapses, except pursuant to the Scheme, and save for certain exceptions, the Hanson directors will not sell, transfer, encumber or otherwise dispose of the Shares.

The Reporting Persons may, subject to the requirements of the U.K. City Code on Takeovers and Mergers, dispose of Shares and may continue acquiring beneficial ownership of additional Shares outside of the Scheme from time to time in such amounts, on such terms and at such prices as they consider advisable.

(c), (d)    Not applicable.

(h), (i)    Following the implementation of the Scheme, Lehigh UK intends to seek to cause Hanson to make application to the NYSE to delist the ADSs from the NYSE, and to deregister the ADSs pursuant to Section 12(g) of the Exchange Act.  It is also contemplated that Hanson will make applications to the U.K. Listing Authority for the listing of the Shares to be cancelled and to cease to be admitted to trading on the London Stock Exchange’s market for listed securities. Similarly, Hanson has agreed, following the implementation of the Scheme, to make applications to Australian Securities Exchange for the termination of the quotation of the CHESS depositary interests in the Shares and to remove Hanson from the official list of Australian Securities Exchange.

(j)           Not applicable.

The information set forth in response to this Item 4 is qualified in its entirety by reference to the Rule 2.5 Announcement, the Scheme Co-operation Agreement and the Irrevocable Undertakings, each of which is filed as an exhibit hereto and is incorporated herein by reference.

Other than as described above, the Reporting Persons do not have any current plans or proposals that relate to or would result in any of the actions set forth in items (a) through (j) of Item 4 of the instructions to Schedule 13D, although the Reporting Persons reserve the right to develop such plans or proposals.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)        The responses of the Reporting Persons to Rows (7) through (11) and (13) of the cover pages to this Schedule 13D are hereby incorporated by reference. The percentages set forth in this Item 5 are calculated based upon the number of Shares (excluding those held in treasury) outstanding of 713,792,735 as of May 3, 2007.

Lehigh UK has received Irrevocable Undertakings to vote in favor of the proposed Acquisition and in favor of the resolutions at the Court Meeting and the Extraordinary General Meeting from Hanson directors in respect of 700,926 outstanding Shares.  The Irrevocable Undertakings also provide that, unless and until the Scheme is withdrawn or otherwise lapses, except pursuant to the Scheme, and save for certain exceptions, the Hanson directors will not sell, transfer or otherwise dispose of the Shares.  Thus, Lehigh UK may be deemed to beneficially own the 700,926 outstanding Shares subject to the Irrevocable Undertakings.

Since Lehigh UK is a wholly-owned subsidiary of HeidelbergCement, HeidelbergCement may be deemed to beneficially own the 700,926 outstanding Shares subject to the Irrevocable Undertakings. In addition, HeidelbergCement beneficially owns the 197,414,404 Shares it purchased as described in Annex E hereto. Thus, HeidelbergCement may be deemed to be the beneficial owner of a total of 198,114,700 Shares.

Spohn owns approximately 62.86% of the outstanding shares of HeidelbergCement. Therefore, Spohn may be deemed to beneficially own the Shares HeidelbergCement beneficially owns or may be deemed to beneficially own.  Thus, Spohn may be deemed to be the beneficial owner of a total of 198,114,700 Shares.

Spohn is indirectly owned by the Merckle Family.  In addition, other investment vehicles owned by members of the Merckle Family own an additional 14.65% of the outstanding shares of HeidelbergCement.  Therefore, the members of the Merckle Family may be deemed to be the beneficial owners of the 198,114,700 Shares Spohn may be deemed to beneficially own.  Separately, investment vehicles owned by members of the Merckle Family own an additional 15,700,000 Shares.  Dr. Adolf Merckle beneficially owns 7,000,000 of those Shares through investment vehicles which are either wholly owned or controlled by Dr. Merckle.  Mr. Tobias Merckle beneficially owns 1,200,000 of those Shares through a wholly owned investment vehicle.  Dr. Philipp Merckle beneficially owns 2,500,000 of those Shares through a wholly owned investment vehicle.  Other investment vehicles owned, directly or indirectly, by all the members of the Merckle Family beneficially own the remaining 5,000,000 Shares.  Therefore, the members of the Merckle Family may be deemed to be the beneficial owners of 213,814,700 Shares, consisting of 198,114,700 Shares Spohn may be deemed to beneficially own and the additional 15,700,000 Shares that are separately beneficially owned by members of the Merckle Family.

(b)         Each Reporting Person may be deemed to share the power to vote or direct the vote and to dispose or to direct the disposition of the Shares which may be deemed to be beneficially owned by such Reporting Person as indicated in rows (7) through (11) and (13) of the cover pages to this Schedule 13D.

Pursuant to Irrevocable Undertakings, the Reporting Persons may be deemed to share the  power to vote or direct the vote and to dispose or direct the disposition of the 700,926 Shares described in paragraph (a) which may be deemed to be beneficially owned by Lehigh UK.

Spohn may be deemed to share with HeidelbergCement the power to vote or direct the vote and to dispose or direct the disposition of the Shares described in paragraph (a) as beneficially owned or which may be deemed to be beneficially owned by Spohn and HeidelbergCement.

Members of the Merckle Family may be deemed to share with HeidelbergCement and Spohn the power to vote or direct the vote and to dispose or direct the disposition of the Shares described in paragraph (a) as beneficially owned or which may be deemed to be beneficially owned by HeidelbergCement and Spohn.  Each member of the Merckle Family may be deemed to share with the other members of the Merckle Family the power to vote or direct the vote and to dispose or direct the disposition of the Shares described in paragraph (a) as beneficially owned or which may be deemed to be beneficially owned by the members of the Merckle Family.

(c)         Information on transactions in Shares in 2007 is set forth in Annex D.

(d)         Except as described in this Schedule 13D, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares owned by the Reporting Persons.

(e)         Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The responses to Items 2, 3, 4 and 5 hereof, and the agreements and other documents attached as exhibits hereto, are incorporated herein by reference.

Except for the arrangements described in the responses to Items 2, 3, 4 and 5 hereof, and the agreements and other documents attached as exhibits hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of this statement and between such persons and any other person with respect to any securities of Hanson, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS

Exhibit	Description
1	Joint Filing Agreement Pursuant to Rule 13d-1.
2	Rule 2.5 Announcement.
3	Scheme Co-operation Agreement among Lehigh UK Limited, Hanson Plc and HeidelbergCement AG dated May 15, 2007.
4	GBP 8,750,000,000 and EUR 3,400,000,000 Facilities Agreement for HeidelbergCement AG, arranged by Deutsche Bank AG and the Royal Bank of Scotland Plc, dated May 14, 2007.
5	Irrevocable Undertaking dated May 14, 2007, by M.W. Welton.
6	Irrevocable Undertaking dated May 14, 2007, by A.J. Murray.
7	Irrevocable Undertaking dated May 14, 2007, by W.F. Blount.
8	Irrevocable Undertaking dated May 14, 2007, by C.J. Brady.
9	Irrevocable Undertaking dated May 14, 2007, by G. Dransfield.
10	Irrevocable Undertaking dated May 14, 2007, by W.S.H. Laidlaw.
11	Irrevocable Undertaking dated May 14, 2007, by J.W. Leng.
12	Irrevocable Undertaking dated May 14, 2007, by The Baroness Noakes.
13	Irrevocable Undertaking dated May 14, 2007, by P.S. Binning.

ANNEX A

Members of the Merckle Family

The name, present principal occupation or employment and business address of each of the members of the Merckle Family are set forth below.  All persons named in the table below are citizens of the Federal Republic of Germany.

Name	Present Principal Occupation or Employment	Business Address
Dr. Adolf Merckle	Attorney	Graf-Arco-Strasse 3, 89079 Ulm, Germany
Ruth Merckle	Physiotherapist	Graf-Arco-Strasse 3, 89079 Ulm, Germany
Ludwig Merckle	Managing Director, VEM Vermögensverwaltung GmbH	Graf-Arco-Strasse 3, 89079 Ulm, Germany
Tobias Merckle	Managing Director of the Association Prisma	Prisma e.V., Seehaus 1, 71229 Leonberg, Germany
Dr. Philipp Merckle	Managing Director of Merckle GmbH	Graf-Arco-Strasse 3, 89079 Ulm, Germany
Jutta Merckle	Commercial Employee	MTS Systems GmbH, Hohentwielsteig 3, 14163 Berlin, Germany

ANNEX B

Managing Director of Spohn Cement GmbH

The name, citizenship, present principal occupation or employment and business address of the managing director of Spohn Cement GmbH are set forth below.

Name	Citizenship	Present Principal Occupation or Employment	Business Address
Werner Harder	German	Managing Director of Spohn Cement GmbH	Diekstraat 3, 25870 Norderfriedrichskoog, Germany

ANNEX C

Management Board of HeidelbergCement AG

The name, present principal occupation or employment and business address of each of the members of the management board of HeidelbergCement AG are set forth below.  All persons named in the table below are citizens of the Federal Republic of Germany, other than Daniel Gauthier, who is a citizen of Belgium.

Name	Present Principal Occupation or Employment	Business Address
Dr. Bernd Scheifele	Chairman	HeidelbergCement AG, Berliner Strasse 6, 69120 Heidelberg, Germany
Helmut S. Erhard	Board Member	Lehigh Portland Cement Company, 7660 Imperial Way, Allentown, PA 18195-1040, USA
Daniel Gauthier	Board Member	Cimenteries CBR S. A., Chaussée de La Hulpe 185, 1170 Brussels, Belgium
Andreas Kern	Board Member	HeidelbergCement AG, Berliner Strasse 6, 69120 Heidelberg, Germany
Dr. Lorenz Naeger	Board Member	HeidelbergCement AG, Berliner Strasse 6, 69120 Heidelberg, Germany

Supervisory Board of HeidelbergCement AG

The name, present principal occupation or employment and business address of each of the members of the supervisory board of HeidelbergCement AG are set forth below.  All persons named in the table below are citizens of the Federal Republic of Germany.

Name	Present Principal Occupation or Employment	Business Address
Fritz-Jürgen Heckmann	Chairman of the Supervisory Board, Attorney	Sozietät Kees Hehl Heckmann, Gerokstrasse 13 b, 70184 Stuttgart, Germany
Heinz Schirmer	Deputy Chairman of the Supervisory Board Deputy Chairman of the Council of Employees at the Ennigerloh plant, HeidelbergCement AG	Zementwerk 1/1, 89601 Schelklingen, Germany
Theo Beermann	Deputy Chairman of the Council of Employees at the Ennigerloh plant, HeidelbergCement AG	HeidelbergCement AG, Finkenweg 26, 59320 Ennigerloh, Germany

Heinz-Josef Eichhorn	Head of the Executive Committee Section Building Materials, IG Bauen-Agrar-Umwelt	Industriegewerkschaft Bauen-Agrar-Umwelt, Olof-Palme-Straße 19, 60439 Frankfurt, Germany
Josef Heumann	Chairman of the Council of Employees at the Burglengenfeld plant, HeidelbergCement AG	Zementwerkstrasse 3, 93133 Burglengenfeld, Germany
Gerhard Hirth	Managing Director, SCHWENK group of companies	SCHWENK Zementwerke AG, Hindenburgring 11 - 15, 89077 Ulm, Germany
Rolf Hülstrunk	Former Chairman of the Management Board, HeidelbergCement AG	HeidelbergCement AG, Berliner Strasse 6, 69120 Heidelberg, Germany
Heinz Kimmel	Chairman of the Council of Employees at the Sulzheim plant, Südharzer Gipswerk GmbH	Südharzer Gipswerk GmbH, Otto-Drescher-Strasse 25, 97529 Sulzheim, Germany
Max Dietrich Kley	Attorney	BASF Aktiengesellschaft, Carl-Bosch- Strasse 38, 67056 Ludwigshafen, Germany
Hans Georg Krauth	Director of the Schelklingen plant, HeidelbergCement AG	Zementwerk 1/1, 89601 Schelklingen, Germany
Dr. Adolf Merckle	Attorney	Graf-Arco-Strasse 3, 89079 Ulm, Germany
Ludwig Merckle	Managing Director, VEM Vermögensverwaltung GmbH	Graf-Arco-Strasse 3, 89079 Ulm, Germany
Tobias Merckle	Managing Director of the Association Prisma	Prisma e. V., Seehaus 1, 71229 Leonberg, Germany
Eduard Schleicher	Partner, SCHWENK group of companies	SCHWENK Zementwerke KG, Hindenburgring 11 - 15, 89077 Ulm, Germany
Heinz Schmitt	Chairman of the Council of Employees at the headquarters, HeidelbergCement AG	HeidelbergCement AG, Berliner Strasse 6, 69120 Heidelberg, Germany
Karl-Heinz Strobl	Member of the Federal Executive Committee, IG Bauen-Agrar-Umwelt	IG Bauen-Agrar-Umwelt, Olof-Palme-Strasse 19, 60439 Frankfurt, Germany

ANNEX D

Board of Directors of Lehigh UK Limited

The name, present principal occupation or employment and business address of each of the board members of Lehigh UK Limited are set forth below.  All persons named in the table below are citizens of the Federal Republic of Germany, other than Mike Eberlin and Ian Flavell, who are citizens of the UK.

Name	Present Principal Occupation or Employment	Business Address
Mike Eberlin	Chairman	Lehigh UK Limited, 3160 Solihull Parkway, B37 7YN Birmingham, UK
Ian Flavell	Board Member	Lehigh UK Limited, 3160 Solihull Parkway, B37 7YN Birmingham, UK
Dr. Lorenz Naeger	Board Member	HeidelbergCement AG, Berliner Strasse 6, 69120 Heidelberg, Germany
Dr. Bernd Scheifele	Board Member	HeidelbergCement AG, Berliner Strasse 6, 69120 Heidelberg, Germany

ANNEX E

Name of Beneficial Owner	Transaction Type[1]	Number of Shares		Date	Aggregate Price (GBP)[2]
HeidelbergCement AG	BUY	600,000		April 16, 2007	817.4181	5p
HeidelbergCement AG	BUY	800,000		April 17, 2007	820.5875	p
HeidelbergCement AG	BUY	1,306,290		April 18, 2007	821.3577	p
HeidelbergCement AG	BUY	1,000,797		April 19, 2007	818.6635	p
HeidelbergCement AG	BUY	2,262,925		April 20, 2007	829.8033	p
HeidelbergCement AG	BUY	777,321		April 23, 2007	836.4553	p
HeidelbergCement AG	BUY	2,648,926		April 24, 2007	837.5175	p
HeidelbergCement AG	BUY	1,192,847		April 25, 2007	848.9676	p
HeidelbergCement AG	BUY	3,737,691		April 26, 2007	867.5368	p
HeidelbergCement AG	BUY	3,169,706		April 27, 2007	862.4727	p
HeidelbergCement AG	BUY	2,317,922		April 30, 2007	859.2132	p
HeidelbergCement AG	BUY	1,242,460		May, 1, 2007	839.8117	8p
HeidelbergCement AG	BUY	100,000		May 15, 2007	1085.0000	p
HeidelbergCement AG	BUY	50,625,667		May 15, 2007	1100.0000	p
HeidelbergCement AG	BUY	125,631,852	[3]	May 16, 2007	1100.0000	p
Total		197,414,404

            ________________________
            1Except as set forth in note 3, all purchases were made on the London Stock Exchange.

            2 GBP refers to British pounds sterling.

            3  On May 17, 2007, HeidelbergCement purchased 7,633,900 ADSs on the NYSE.  Included in the table above in share purchases for May 17, 2007 are the 38,169,500 Shares underlying the 7,633,900 ADSs purchased on the NYSE.

Name of Beneficial Owner	Transaction Type[4]	Number of Shares	Date	Aggregate Price (GBP)[5]
Dr. Adolf Merckle[6]	BUY	80,000	March 3, 2007	800.1100p
Dr. Adolf Merckle	BUY	80,000	March 6, 2007	798.4300p
Dr. Adolf Merckle	BUY	60,000	March 6, 2007	800.7000p
Dr. Adolf Merckle	BUY	80,000	March 6, 2007	801.3400p
Dr. Adolf Merckle	BUY	60,000	March 7, 2007	804.0000p
Dr. Adolf Merckle	BUY	80,000	March 7, 2007	810.0000p
Dr. Adolf Merckle	BUY	80,000	March 7, 2007	808.0000p
Dr. Adolf Merckle	BUY	60,000	March 7, 2007	805.0000p
Dr. Adolf Merckle	BUY	80,000	March 7, 2007	810.9700p
Dr. Adolf Merckle	BUY	60,000	March 7, 2007	802.8300p
Dr. Adolf Merckle	BUY	80,000	March 7, 2007	807.5500p
Tobias Merckle[7]	BUY	100,000	March 8, 2007	805.5000p
Tobias Merckle	BUY	250,000	March 12, 2007	817.0000p
Tobias Merckle	BUY	250,000	March 12, 2007	819.0000p
Tobias Merckle	BUY	300,000	March 21, 2007	803.0000p
Tobias Merckle	BUY	300,000	March 22, 2007	819.0000p
Merckle Family[8]	BUY	600,000	May 11, 2007	1069.0000p
Total		2,600,000

               ________________________
               4All purchases were made on the London Stock Exchange.

               5 GBP refers to British pounds sterling.

               6 All purchases were made through an investment vehicle which is controlled by Dr. Adolf Merckle.

               7 All purchases were made through an investment vehicle which is controlled by Mr. Tobias Merckle.

               8 All purchases were made through an investment vehicle all the outstanding shares of which are owned by members of the Merckle family.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

SPOHN CEMENT GMBH,

Dated: May 30, 2007	By:	/s/ Werner Harder
Name: Werner Harder
Title: Managing Director

HEIDELBERGCEMENT AG,

Dated: May 30, 2007	By:	/s/ Dr. Bernd Scheifele
Name: Dr. Bernd Scheifele Title: Chairman of the Managing Board/CEO

	By:	/s/ Dr. Lorenz Naeger
Name: Dr. Lorenz Naeger
Title: Member of the Managing Board/CFO

LEHIGH UK LIMITED,

Dated: May 30, 2007	By:	/s/ Dr. Bernd Scheifele
Name: Dr. Bernd Scheifele Title: Member of the Board of Directors

Dated: May 30, 2007	By:	/s/ Adolf Merckle
Name: Adolf Merckle

Dated: May 30, 2007	By:	/s/ Ruth Merckle
Name: Ruth Merckle

Dated: May 30, 2007	By:	/s/ Tobias Merckle
Name: Tobias Merckle

Dated: May 30, 2007	By:	/s/ Dr. Philipp Merckle
Name: Dr. Philipp Merckle

Dated: May 30, 2007	By:	/s/ Jutta Merckle
Name: Jutta Merckle

Dated: May 30, 2007	By:	/s/ Ludwig Merckle
Name: Ludwig Merckle